

BEST WATER TECHNOLOGY

www.bwt-group.com


05006597

T - Aktiengesellschaft
310 Mondsee / Austria
er - Simmer - Strasse 4
fon +43/6232/5011- 0
fax +43/6232/4058
ail: office@bwt.at

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20548
United States of America

SUPPL

Rule 12g3-2(b) File No. 82-5222

Mondsee, 11th March 2005

BWT AG
Rule 12g3-2(b) File No. 82-5222

The enclosed Press Release (Preliminary results for BWT) is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of BWT AG (The "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (The "Act") afforded by Rule 12g3-2(b) there-under.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours Sincerely,
BWT AG
Best Water Technology

Rita Garlock
Assistant to the Board

3/21

Enclosure:
1 Copy of the Press Release:
(Preliminary results 2004 for BWT)

Bankverbindungen:
Bank Austria Creditanstalt AG, Konto-Nr. 0295-33346-00 BLZ 12000
Oberbank, Konto-Nr. 201-0078/53, BLZ 15040

FN 96162 s, Landesgericht Wels
DVR: 0687421
ARA-Lizenz-Nr: 1136

Vorstandsvorsitzender: Andreas Weißenbacher
Vorstand: Gerhard Speigner
Vorstand: Karl Michael Millauer


BWT
BEST WATER TECHNOLOGY

PRESSEINFORMATION

Mondsee, 3. März 2005

Vorläufige Ergebnisse der BWT – Best Water Technology – Unternehmensgruppe

BWT 2004 mit Rekordergebnissen

Die BWT-Gruppe steigerte im Wirtschaftsjahr 2004 ihren konsolidierten Konzernumsatz von 416,0 Mio. € um +17,3% auf 488,1 Mio. €. Das ist ein neuer Rekordumsatz in der 15jährigen Unternehmensgeschichte der BWT. Alle Geschäftsbereiche trugen zu dieser erfreulichen Entwicklung bei, mit der die BWT ihre europäische Marktführerschaft weiter ausbauen konnte.

Der Unternehmensbereich Aqua Ecolife Technologies steigerte den Umsatz um +14,2% von 273,3 Mio. € auf 312,1 Mio. €. Die Industriesparte Aqua Systems Technologies erzielte ein Umsatzwachstum von 22% auf 173,2 Mio. € und konnte damit in einem von Konsolidierungs-tendenzen geprägten Markt ihre führende Marktposition in Europa klar behaupten. Dies wurde erst kürzlich durch den Frost & Sullivan Market Penetration Leadership Award auch international anerkannt. Im Geschäftsbereich Fuel Cell Membrane Technologies wurde der Umsatz von 719 T€ auf 2,8 Mio. € fast vervierfacht.

Im Kernmarkt Europa erwirtschaftete die BWT Gruppe 89,4% des Gruppenumsatzes (2003: 89,8%), in Asien 7,8% (VJ: 7,1%) und in der übrigen Welt 2,8% (VJ: 3,1%).

Auftragsbestand per 31.12.: 123,7 Mio. €, +18,0%
Auftragseingang 2004: 507 Mio. €, +26,1%

Erstmals in der Unternehmensgeschichte erhielt die BWT Gruppe in einem Wirtschaftsjahr neue Aufträge von mehr als einer halben Milliarde €. Mit 507 Mio. € wurde der Vorjahreswert von 402,1 Mio. € um 26,1% übertroffen. Der hervorragende Auftragseingang ermöglichte einen Anstieg des Auftragsbestandes zum 31.12. auf 123,7 Mio. €. Gegenüber 104,8 Mio. € Ende 2003 bedeutet dies eine Zunahme um 18%.

Vorläufige Zahlen in Mio. €	2004	2003	+/- %
Umsatz Aqua Ecolife Technologies (AET)	312,1	273,3	+14,2%
Umsatz Aqua Systems Technologies (AST)	173,2	142,0	+22,0%
Umsatz Fuel Cell Membrane Technologies (FCMT)	2,8	0,7	+287,0%
KONZERNUMSATZ gesamt	488,1	416,0	+17,3%
KONZERNERGEBNIS	16,8	7,7	+119,2%

Ertragslage deutlich verbessert

Der starke Umsatzanstieg in allen Geschäftsbereichen verbunden mit dem straffen Kostenmanagement führte zu einem Ertragssprung im Jahr 2004. Das Konzernergebnis nach Minderheiten verbesserte sich um 119,2% auf 16,8 Mio. €. Der Gewinn je Aktie stieg von 0,43 € im Jahr 2003 auf 0,94 €.

Basierend auf der erfreulichen Entwicklung des Jahresergebnisses und der langjährigen Dividendenpolitik folgend wird der Vorstand der kommenden Hauptversammlung eine gegenüber dem Vorjahr um 12,5% erhöhte Dividendenausschüttung von 0,27 € je Aktie vorschlagen.

BWT Finanzkalender 2005:

Jahresergebnis 2004	08. April 2005
Hauptversammlung	20. Mai 2005, Wien
Ex-Dividenden-Tag	25. Mai 2005
Dividendenzahltag	30. Mai 2005
Bericht zum 1. Quartal 2005	13. Mai 2005
Bericht zum 1. Halbjahr 2005	05. August 2005
Bericht zum 3. Quartal 2005	11. November 2005

Rückfragen:

BWT AG, A-5310 Mondsee, Walter-Simmer-Straße 4
Mag. Sabine Ohler, MBA, Leitung Investor Relations & Group Communications
Tel. +43 6232 5011-1113, Fax. +43 6232 5011-1191, E-mail: investor.relations@bwt.at

Unternehmensprofil:

*Die Best Water Technology-Unternehmensgruppe ist mit ihren 67 Konzerngesellschaften und über 2.700 Mitarbeitern das führende europäische Wassertechnologieunternehmen. BWT übernimmt die Verantwortung für den gesamten Wasserkreislauf und bietet mit den beiden Geschäftsbereichen **Aqua Ecolife Technologies** und **Aqua Systems Technologies** Produkte und kundenspezifische Lösungen für Trinkwasser, Schwimmbadwasser, Prozesswasser, Reinstwasser und Abwasser für Privathaushalte, Hotels, Industrie und Kommunen an. Mit ihrem dritten Geschäftsbereich **Fuel Cell Membrane Technologies** positioniert sich die BWT als Lieferant leistungsfähiger Membranen für Brennstoffzellen.*

Mehr Informationen über die BWT Gruppe unter www.bwt-group.com.